Exhibit 97.1
Amended and Restated Clawback Policy

Plains All American Pipeline, L.P.
Plains GP Holdings, L.P.

1.Purpose. This Amended and Restated Clawback Policy (“Policy) has been adopted by the Board of Directors (“Board”) of PAA GP Holdings LLC (the “Company”) to further align the interests of executive officers of the Company with the interests of the unitholders of Plains All American Pipeline, L.P. (“PAA”) and shareholders of Plains GP Holdings, L.P. (“PAGP”), and to incentivize appropriate behaviors and discourage excessive risk taking. References herein to the “Company” shall include PAA and/or PAGP.
2.Administration. The Board hereby delegates to the Compensation Committee (the “Committee”) responsibility for overseeing the implementation and administration of this Policy. The Committee has full and final authority to make all determinations under and take all actions with respect to this Policy as it deems necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Committee shall be final, conclusive and binding on all affected individuals. In connection with the administration of this Policy, the Committee may consult with the full Board or any other committee of the Board (such as the Audit Committee) as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. The Committee may also consult with the Chief Financial Officer, Chief Accounting Officer, General Counsel or other officer of the Company, the Company’s independent auditor, or any other advisor, as needed to properly administer and interpret any provision of this Policy. The Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
Any member of the Committee, of the Board and of any other committee of the Board who assists in the administration of this Policy shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other right to indemnification of the members of the Board under applicable law or Company policy.

3.Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below:
(a)"Clawback Period” shall mean, with respect to any Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years (a transition period of greater than nine months shall count as a completed fiscal year).
(b)“Covered Executive Officer” shall mean any current or former executive officer of the Company pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as determined from time to time by the Board of Directors.
(c)“Erroneously Awarded Compensation” shall mean, in the event of a Restatement, the amount of Incentive-Based Compensation received on or after October 2, 2023 that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts in such Restatement, which amount must be computed without regard to any taxes paid by the relevant Covered Executive Officer. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount of Erroneously Awarded Compensation must be based on a reasonable estimate by the Committee of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the national stock exchange on which the Company’s common equity is listed.
(d)“Financial Reporting Measure” shall mean any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include, but are not limited to, the following (and any measures derived from the following): stock price, TSR, revenues, net income, operating income, segment profitability, financial ratios, EBITDA, funds from operations, liquidity measures, return measures and earnings measures. A Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC to qualify as a Financial Reporting Measure.
(e)“Incentive-based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed received for purposes of this Policy in the fiscal period during which the specified Financial Reporting Measure is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(f)“Performance-Based Compensation” shall mean any short-term or long-term cash or equity compensation paid or awarded to a Covered Executive Officer, the amount, payment and/or vesting of which is based wholly or in part on achieving a specified performance measure or satisfying individual performance goals or objectives. “Performance measures” shall mean any objective financial or operating metric (such as EBITDA, DCF, total recordable incident rate, etc.) that is used to determine a Covered Executive Officer’s Performance-Based Compensation.
(g)“Restatement” shall mean an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to (i) correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or (ii) correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). As of the effective date of this Policy (but subject to changes that may occur in accounting principles and rules following the effective date), a Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to, restatements due to a retrospective: (i) change in accounting principle, (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization, (iii) reclassification due to a discontinued operation,

(iv) application of a change in reporting entity, such as from a reorganization of entities under common control, (v) adjustment of provisional amounts in connection with a prior business combination, or (vi) revision for stock or unit splits.
(h)“Restatement Date” shall mean the earlier to occur of (i) the date that the Board or the Committee concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
4.Clawback Based on Restatement. In the event the Company is required to prepare a Restatement, the Company shall promptly recover the amount of any Erroneously Awarded Compensation received by any Covered Executive Officer during the Clawback Period. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when a Restatement is filed. Furthermore, the recovery of Erroneously Awarded Compensation from a Covered Executive Officer shall not require the finding of any misconduct or fault by such Covered Executive Officer.
The terms of Section 4 of this Policy shall apply to any Incentive-Based Compensation that is received by a Covered Executive Officer on or after October 2, 2023 even if such Incentive-Based Compensation was approved, awarded, granted or paid to the Covered Executive Officer prior to such date.
The Company will not be obligated to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable solely for one of the following reasons:
(a) The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the national stock exchange on which the Company’s common equity is listed.
(b) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirement of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.Clawback Based on Detrimental Conduct. If the Committee determines that in connection with a Covered Executive Officer’s employment, such officer (a) committed a significant legal or compliance violation, including violation of a Company policy or PAA’s Code of Business Conduct (which prohibits, among other things, illegal discrimination or harassment), or (b) committed acts or omissions that resulted in a conviction of or guilty plea to a felony under the laws of the United States or any State thereof (or Canada or any province thereof) or any misdemeanor involving moral turpitude, in either case that resulted in significant financial, reputational or other harm to PAA or PAGP, the Committee may direct the Company to seek recovery and/or cancellation of all or a portion of any Performance-Based Compensation and any time-based equity compensation awarded or paid to the executive officer during the three-year period ending on the date the Committee made such determination (or if the Covered Executive Officer is or was not an employee on such date, the three-year period ending on the date such Covered Executive Officer ceased to be an employee). In addition, the Committee may conclude that any unpaid or unvested Performance-Based Compensation has not been earned and must be forfeited and that any unvested time-based equity compensation must be forfeited. The Committee may also recommend that the Company take any other action, including any disciplinary action permitted for a violation of a Company policy. The Committee may direct the Company to seek recovery or forfeiture of Performance-Based Compensation or unvested time-based equity compensation even if the misconduct did not result in an award or payment greater than would have been awarded absent the misconduct.
In determining whether to direct the Company to seek recovery or forfeiture and the amount, if any, by which any payment or award should be reduced, the Committee may consider such facts and circumstances as it deems to be relevant, including the seriousness of the detrimental conduct, whether the executive officer was unjustly enriched, and whether seeking the recovery would prejudice the Company’s interest in any way, including in a proceeding or investigation.
The provisions of Section 5 of this Policy are in addition to, and not intended to override or conflict in any way with, the obligations of the Company described elsewhere in this Policy.
6.Recovery Methods; Other Recoupment Rights. The Company may seek recovery of funds under this Policy in any manner it chooses, including by seeking reimbursement from the

Covered Executive Officer of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or cancelling unvested equity awards.
Before the Company seeks recovery pursuant to this Policy, it shall make a written demand for repayment from the Covered Executive Officer and, if such officer does not within a reasonable period of time tender repayment in response to such demand, and the Company determines that he or she is unlikely to do so, the Company may seek a court order against the Covered Executive Officer for such repayment.
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company.
The applicable Covered Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering amounts under this Policy.
7.No Indemnification. The Company shall not indemnify any Covered Executive Officer against the loss of any Erroneously Awarded Compensation or other compensation recovered, forfeited or cancelled under this Policy.
8.Disclosures and Recordkeeping. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the Securities and Exchange Commission (including, without limitation, Rule 10D-1 under the Exchange Act) and any applicable stock exchange listing standards.
9.Governing Law. The validity, construction and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflicts of law principles.
10.Successors. This Policy shall be binding and enforceable against all Covered Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

Adoption Date: November 16, 2023